1000 Mylan Boulevard Canonsburg, PA 15317 Phone: 724.514.1800

August 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Vanessa Robertson and Kevin Vaughn, Division of Corporation Finance, Office of Life Sciences

Re:	Viatris Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 28, 2022 Form 10-Q for the Quarterly Period ended March 31, 2022 Filed May 9, 2022 File No. 001-39695

Dear Ms. Robertson and Mr. Vaughn:

This letter sets forth the response of Viatris Inc. (“Viatris”, the “Company”, “we” or “our”) to the comment letter (the “Comment Letter”) dated July 27, 2022 from the staff (the “Staff”) of the United States Securities and Exchange Commission with respect to the above referenced filings. For ease of reference, we repeat the Staff’s comment in bold text prior to our response.

Form 10-Q for the quarterly period ended March 31, 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Total Revenues, page 48

1.

You disclose that the decrease in total revenues and net sales was primarily driven by a decrease of approximately $169.7 million in net sales from existing products as a result of lower pricing and volumes. Please provide us with proposed disclosure to be included in future periodic reports that quantifies the impact of price and volume separately. Alternatively, we note in your first quarter 2022 earnings presentation that you quantify the decrease in net sales due to competition on key US products and other base business erosion separately. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, in future filings beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2022, the Company will revise its disclosure to further quantify material changes in total revenues and net sales.

As an example of how we plan to address the Staff’s comment in future filings and for illustrative purposes only, we have revised our year-over-year comparative discussion for total revenues and net sales from the Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the period ended March 31, 2022. The illustrative additions are denoted as underlined text and deleted text is denoted as struck through text.

For the current quarter, Viatris reported total revenues of $4.19 billion, compared to $4.43 billion for the comparable prior year period, representing a decrease of $238.6 million, or 5%. Total revenues include both net sales and other revenues from third parties. Net sales for the current quarter were $4.18 billion, compared to $4.40 billion for the comparable prior year period, representing a decrease of $221.9 million, or 5%. Other revenues for the current quarter were $13.5 million, compared to $30.2 million for the comparable prior year period.

The decrease in total revenues and net sales was primarily driven by a decrease of approximately $169.7 million in net sales from existing products ~~as a result of lower pricing and volumes,~~ due to competition on certain key U.S. products, representing a decline of approximately $69 million, and approximately $100 million as a result of other base business erosion. The decrease in net sales from existing products was partially offset by approximately $120 million of new product sales. New product sales include new products launched in 2022 and the carryover impact of new products, including business development, launched within the last twelve months. The Company’s net sales were unfavorably impacted by the effect of foreign currency translation, primarily reflecting changes in the U.S. Dollar as compared to the currencies of subsidiaries in countries within the EU, Turkey, and Japan. The net unfavorable impact of foreign currency translation on net sales was approximately $170.3 million, or 4%. On a constant currency basis, the decrease in net sales was approximately $51.6 million, or 1% for the three months ended March 31, 2022.

* * *

We hope that this response adequately addresses the Staff’s comment. If you have any questions concerning this response letter or require further information, please do not hesitate to contact Paul Campbell, Chief Accounting Officer and Corporate Controller (724-514-1883).

Very truly yours,

/s/ Sanjeev Narula
Sanjeev Narula
Chief Financial Officer.

cc:	Brian Roman, Global General Counsel, Viatris

John W. White, Cravath, Swaine & Moore LLP